[O’Melveny & Myers LLP Letterhead]

OUR FILE NUMBER

340,980-999

WRITER’S DIRECT DIAL

(213) 430-6578

WRITER’S E-MAIL ADDRESS

jlevin@omm.com

June 1, 2006

George F. Ohsiek, Jr., Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC 20549

Dear Mr. Ohsiek:

On behalf of our client Guess?, Inc (the “Company”), we are responding to the comment letter dated April 27, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), with respect to the above-referenced Form 10-K (the “Form 10K”). Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2005

Liquidity and Capital Resources, page 34

1.                                       Please add interest payments related to your long-term debt to the table. Please include a note to the table to specify that the operating lease obligations figure does not include insurance, taxes and common area maintenance (CAM) charges to which the company is obligated. Provide a context for the reader to understand the impact of such charges on your total operating lease obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Response

In future filings on Form 10-K, the Company will include the following form of disclosure:

Liquidity and Capital Resources

The following table summarizes the Company’s contractual obligations at December 31, 2005 and the effects such obligations are expected to have on liquidity and cash flow in future periods (dollars in thousands):

	Payments due by period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)	$80,865	$37,327	$32,361	$11,177	$—
Capital Lease Obligations(1)	18,781	1,206	4,162	3,989	9,424
Operating Lease Obligations(2)	450,439	73,892	133,904	106,885	135,758
Purchase Obligations	73,184	73,184	—	—	—
Other Long-Term Liabilities	5,261	2,717	1,581	963	—
Total	$628,530	$188,326	$172,008	$123,014	$145,182

(1)          Includes interest on long-term debt and capital lease obligations but excludes estimated interest payments on revolving lines of credit. At December 31, 2005, the total outstanding liability on these revolving lines of credit was $17.4 million and is disclosed as being payable in less than one year in the above table.

(2)          Does not include variable insurance, taxes and common area maintenance charges. In 2005, these variable charges totaled $25.8 million.

Consolidated Balance Sheets, page F-3

2.                                       Please tell us your basis in GAAP for classifying your restricted cash amounts as current assets. In this regard, we note that the debt related to this restriction is long-term.

Response

Restricted cash totaled $2.8 million at December 31, 2005. The Company has considered your comment and based on the long-term nature of the related debt, decided to classify restricted cash as a long-term asset and to reclassify prior period amounts to long-term. This disclosure was effected in the Company’s Form 10-Q for the period ended April 1, 2006, which was filed on May 11, 2006 (the “Most Recent Form 10-Q”), and the Company will continue to classify this asset as long term in future filings. The Company did not believe that this amount was quantitatively material compared to current assets, working capital and stockholders’ equity of $410.8 million, $193.6 million and $288.3 million, respectively as of December 31, 2005 or that the prior classification in its financial statements was qualitatively significant to its readers.

Consolidated Statement of Cash Flows, page F-6

3.                                       Please tell us your basis in GAAP for classifying as financing activities the amortization of your deferred compensation amounts and the reduction of income taxes paid as a result of the deduction triggered by the employee exercise of stock options that was realized through equity and did not reduce income tax expense. Prior to the adoption of SFAS 123(R), we would expect these amounts to be classified as operating cash flows. Refer to EITF 00-15 and paragraphs 16-17 of APB 25.

Response

The Company classified as financing activities the amortization of deferred compensation, totaling $1.2 million, $1.0 million and $0.5 million in 2005, 2004 and 2003, respectively, and the reduction of income taxes paid as a result of the deduction triggered by the employee expense of stock options that was realized through equity and did not reduce income tax expense (“Excess Tax Benefit”), totaling $3.9 million, $1.2 million and $0.8 million in 2005, 2004 and 2003, respectively. Prior to the implementation of FAS 123(R), EITF No. 00-15 required that the Excess Tax Benefit be classified as operating activities in the consolidated statement of cash flows. The Company believes that these amounts were not material to the consolidated statement of cash flows. Beginning with the Company’s Most Recent Form 10-Q, the amortization of deferred compensation (“share-based compensation expense”) was classified as operating activities pursuant to SFAS 123(R) in the current period and reclassified to cash flows from operating activities for the prior-year period to conform to the requirements of APB 25. SFAS 123(R) requires that Excess Tax Benefit windfalls should be classified as financing activities while Excess Tax Benefit shortfalls should be classified as operating activities in the consolidated statement of cash flows. The Most Recent Form 10-Q classified the 2006 first quarter Excess Tax Benefit windfalls as financing activities in the consolidated statement of cash flows. There were no Excess Tax Benefit shortfalls in the current quarter.

Notes to Consolidated Financial Statements, page F-7

General

4.                                       We note that you sell a variety of products based on information disclosed in Item 1. Business and the product line references on your website. Please provide the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following:

•                  Women’s apparel

•                  Men’s apparel

•                  Accessories

•                  Other

If you believe that other product categories are more appropriate, please advise.

Response

The Company sells a significant number of different products in various styles and brands. An example of a few of the products that are sold are: denim bottoms; denim tops; knit tops; pants; woven tops; skirts; dresses; tees; sweaters; outerwear; leather; shoes; handbags; eyewear; watches; fragrance; etcetera. Each of these products and styles can be further differentiated by the distribution channel used (e.g. retail, wholesale, licensing and Europe). The Company currently has approximately 15,000 different active styles in inventory. The product categories mentioned above, namely Women’s apparel, Men’s apparel, Accessories and Other, are generic categories that the Company believes will not provide the reader with useful information to derive and interpret any specific business trends. While the Company agrees that this type of product categorization disclosure may be useful to more homogenous product industries, the contemporary, fashion apparel industry is extremely seasonal, style and color conscious, hence public companies in this industry have not historically been able to provide useful disclosure at a product level as styles tend to change constantly. The Company, like many of its competitors has attempted to mitigate this void by providing revenue and earnings disclosure at a distribution channel level which provides commonality surrounding price, delivery, style appearance and quality. The Company believes that this provides more strategic information to the reader than the generic categories above.

In addition, a portion of the Company’s revenues, including Women’s apparel, Men’s apparel, Accessories and Other products, is in the form of royalties that it receives from its 21 licensees that sell Guess? products both domestically and internationally. The Company does not have visibility into licensee sales by product. On this basis, it would be impractical to provide this detailed type of enterprise-wide information.

The Company proposes to include a statement in future Form 10-K filings that it is impractical to provide this type of information.

5.                                       Please tell us and disclose your accounting policy for your gift certificates and store credits.

Response

The Company’s average breakage rate over the past eight years was 9.4% and 4.0% for store credits and gift certificates, respectively. Historically, the store credit and gift certificate redemption period has been approximately six years with approximately 90.0% and 94.9%, respectively, redeemed in the first two years. Accordingly, the Company only commences recognition of breakage income in the third year following issuance and recognizes income ratably over the remaining four years. The Company recognized breakage income of $1.1 million, $0.8 million and $0.8 million in the fiscal years ended December 31, 2003, 2004 and 2005, respectively.

The Company has added the following disclosure to the notes to the financial statements in the Most Recent Form 10-Q and will continue to do so in future filings:

“Gift Certificates and Store Credits

The Company defers all revenues related to gift certificates and store credits until they are redeemed for merchandise. Based on prior redemption experience, the Company does not recognize unredeemed balances prior to two years from the date of issuance. The breakage income is subsequently recognized ratably into operating income over a four-year period.”

Note 8. Notes Payable and Long-Term Debt, page F-18

6.                                       Please disclose the carrying amount and classification of those assets pledged as collateral under your 6.75% notes due June 2012. Refer to paragraph 17(a)(2) of SFAS 140.

Response

The Company provided the following additional disclosure in its Most Recent Form 10-Q and will continue to do so in future filings:

The carrying value of the assets pledged as collateral, namely royalty receivables, was $10.4 million at April 1, 2006 and was classified as current assets.”

Note 10. Acquisition of Maco Apparel S.p.A, page F-21

7.                                       Please provide us with your significance tests under Rule 3-05 of Regulation S-X for your acquisition of Maco Apparel and the retail stores purchased in Europe. Please tell us if the acquisition of Maco Apparel and the retail stores represents an acquisition of a group of related businesses as the term is defined in Rule 3-05 (3) of Regulation S-X. Please tell us if you recognized any intangible asset related to Maco Apparel’s agreement to license your products in Europe. Additionally, tell us if you recognized any intangible asset related to the distribution network obtained as a result of the acquisition. If you have not recognized intangible assets other than goodwill, please tell us in detail why not. Refer to EITF 03-9, 04-1 and SFAS 141 and 142.

Response

The results of the significance tests applied as required by Rule 3-05 of Regulation S-X were as follows (in US$ thousands):

Investment Test

Company’s investment in and advances to Maco at 12/31/2004	=	$21,957	=	5.2%
Company’s total assets at 12/31/2004		$424,304

Asset Test

Company’s share of Maco’s assets at 12/31/2004	=	$66,366	=	15.6%
Company’s total assets at 12/31/2004		$424,304

Income Test

Company’s share of income/loss for the 2004 fiscal year from continuing operations before income taxes, extraordinary items and cumulative effect

of a change in accounting principle (“Income/loss”) of Maco	=	$5,556	=	10.9%
Company’s Income for the 2004 fiscal year		$50,713

Note: Income/loss of the acquired entities in the income test above of $5.6 million represents the sum of losses of $4.6 million incurred by Maco Apparel S.p.A. (“Maco”) and certain acquired stores and income of $0.9 million generated by the other acquired stores.

The acquisition of Maco and the retail stores represented the acquisition of a group of related businesses per the requirements of Rule 3-05 of Regulation S-X as both the Maco wholesale business and the acquired retail stores were all under common control and management. Accordingly, the acquisition was treated as a single business combination.

The Company recognized amortizable intangible assets of $12.3 million as part of the Maco acquisition, representing the fair value of store lease acquisition costs. The remaining purchase price not allocated to the tangible assets amounted to $9.0 million and was allocated to goodwill. No fair value was allocated to Maco’s agreement to license Guess products in Europe or the distribution network for the reasons discussed below.

EITF Issue no. 04-1 “Accounting for Pre-existing Relationships between Parties to a Business Combination” requires that a reacquired right should be recognized as an intangible asset apart from goodwill. As part of the Company’s appraisal process, the Company evaluated whether any of the fair value could be assigned to the existing Maco license agreement that had only three years remaining on its term. While the royalty rate in the Maco license agreement was in line with the Company’s other similar Guess licensing arrangements, the past several years of performance of the licensed apparel business in Europe reflected that the license was not operating profitably and that it was unlikely that the license could be operated profitably by the existing or a new third party licensee for the remaining three years of the license agreement. The Company believed that it, as the licensor, would be the only likely operator that could operate the licensed business profitably over the remaining license period. This belief was premised on the Company’s unique ability within the remaining license term to generate synergies from streamlining the marketing, selling, distribution, back-office administration and management with the Company’s existing, wholly-owned European accessories business headquartered in Italy and also streamlining the marketing, design and sourcing functions with the Company’s North American apparel business and its Hong Kong sourcing office. On this basis, the Company decided not to assign any value to the license agreement and the distribution network or any other related intangible asset at the acquisition date with the exception of the $12.3 million in amortizable store lease acquisition costs.

Note 12. Commitments and Contingencies, page F-26

Litigation, page F-26

8.                                      With respect to the complaint filed by Michele Evets please disclose an estimate of the reasonable possible loss or range of loss or explicitly state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response

The Company and its external counsel believe that such an estimate cannot be reasonably made and has stated that assessment in the notes to the financial statements in the Most Recent Form 10-Q. Please see italics below for the amended language:

“Commitments and Contingencies

Litigation

On February 1, 2005, a complaint was filed by Michele Evets against the Company in the Superior Court of the State of California for the County of San Francisco. The Complaint purports to be a class action filed on behalf of current and former Guess store managers in California. Plaintiffs seek overtime wages and a preliminary and permanent injunction. The Company answered the complaint on April 28, 2005. No trial date has been set.

Most major corporations, particularly those operating retail businesses, become involved from time to time in a variety of employment-related claims and other matters incidental to their business. With respect to the above matter, although the Company is not able to reasonably estimate the outcome and hence a possible loss or range of loss, in the opinion of our management, the resolution of the above matter or any pending incidental matters is not expected to have a material adverse effect on our consolidated results of operations or financial position. No material amounts were accrued as of December 31, 2005 and 2004, related to any of the Company’s litigation.”

Schedule II Valuation and Qualifying Accounts, page F-33

9.                                       Please disclose information related to your sales returns allowance or tell us why you believe no such disclosure is required. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

Response

The Company has disclosed information related to sales returns in the notes to the financial statements in the Company’s Most Recent Form 10-Q as shown below (additional disclosure is shown in italics) and will update Schedule II to disclose the impact of sales return accruals where applicable in future Form 10-K filings:

“Summary of Significant Accounting Policies

Revenue Recognition

General

The Company recognizes retail operations revenue at the point of sale, and wholesale operations revenue from the sale of merchandise when products are shipped and the customer takes title and assumes risk of loss, collection of relevant receivable is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable. The Company accrues for estimated sales returns and other allowances in the period in which the related revenue is recognized. To recognize the financial impact of sales returns, the Company estimates the amount of goods that will be returned based on historical experience and reduces sales and cost of sales accordingly based on historical return experience. The change in sales returns accruals reduced gross profit by $2.0 million and $1.8 million for the three months ended April 1, 2006 and April 2, 2005, respectively. The sales returns accruals were $5.0 million and $2.8 million at April 1, 2006 and April 2, 2005, respectively. In the current period, the Company recorded a retail sales returns reserve of $0.7 million. Management evaluated the effects of not accruing for retail sales returns in prior periods and determined the impact to be immaterial.

Exhibits 31.1, 31.2, 31.3, 31.4

10.                                 Please confirm that the inclusion of your Chief Executive Officers’, Chief Operating Officer’s and Chief Financial Officer’s titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEOs’, COO’s and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601 (b)(31) of Regulation S-K.

Response

The Company confirms that the inclusion of titles in the introductory paragraphs of the certifications was not intended to limit the capacity in which those individuals provided the certifications. The titles were eliminated in the Company’s Most Recent Form 10-Q and will not be included in future filings.

If you have any questions regarding the Form 10-K or the responses contained in this letter, please call me at 213-430-6578.

Sincerely,

/s/ C. James Levin
C. James Levin
of O’MELVENY & MYERS LLP

CL:cao

Enclosure

cc:	Maurice Marciano
Carlos Alberini
Nigel Kershaw